Dragon Beverage, Inc.
1945 Judwick Drive
Columbus, OH 43229

August 17, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Janice McGuirk

Re:           Dragon Beverage, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed August 3, 2010
File No.: 333-165863

Dear Ms. McGuirk:

I write on behalf of Dragon Beverage, Inc., (the “Company”) in response to Staff’s letter of August 12, 2010, by John Reynolds, Assistant Director, Legal Division of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 4 to Registration Statement on Form S-1, filed August 3, 2010, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Quality Control, page 30

1.
Inasmuch as the company does not have a contract with Market Beverage Group and it is not known when a contract will be executed, it is not clear how the company plans to “inspect the production facilities of Market Beverage Group, Inc. and monitor its product quality.” Please revise to clarify that there is no assurance that the company will be able to inspect or monitor the production facilities of Market Beverage Group since there is no contract with Market Beverage.

In response to this comment, the Company included the requested language.

Financial Statements, page 41

Unaudited financial statements for the period from December 19, 2008 (Date of Inception) through March 31, 2010, page F-1 to F-4.

Financing Statement Updating

2.	Please update your financial statements, as applicable, pursuant to Rule 8-08 of Regulation S-K.

In response to this comment, the Company included the unaudited June 30, 2010 financial statements.

Sincerely,

/s/ Igor Svishevskiy
Igor Svishevskiy